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                             [JONES DAY LETTERHEAD]




002371:ale 2158245
025090-060006                                       October 21, 2004


VIA EDGAR AND FEDERAL EXPRESS


Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
Office of Mergers and Acquisitions
U.S. Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


             RE: EDELBROCK CORPORATION

     AMENDMENT NO. 1 TO SCHEDULE 13E-3         PRELIMINARY PROXY ON SCHEDULE 14A
     FILED SEPTEMBER 29, 2004                  FILED SEPTEMBER 29, 2004
     FILE NO. 5-53153                          FILE NO. 0-24802


Dear Mr. Panos and Ms. Losert:

        On behalf of Edelbrock Corporation ("Edelbrock") and in response to the comments of the Staff of the Securities and Exchange Commission ("SEC") set forth in the SEC's letter dated October 14, 2004, we are electronically transmitting conformed copies of Edelbrock's revised Preliminary Proxy Statement (the "Revised Preliminary Proxy Statement") and Amendment No. 2 to the Schedule 13E-3 (the "Amended 13E-3"), and we will also send one clean copy and three hard copies marked to show changes from the revised Preliminary Proxy Statement and Amendment No. 1 to the Schedule 13E-3 filed with the SEC on September 29, 2004. For your convenience, the text of the Staff's comments has been included in this letter.

SCHEDULE 13E-3

GENERAL

        COMMENT 1. Advise us of the bases upon which you concluded that the materials provided to Mr. Edelbrock by Banc of America Securities, during the November 2003, February 12 and March 11, 2004 meetings were immaterial to the proposed transaction.


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Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
October 21, 2004
Page 2


        Response: As noted in the letter to the Staff dated September 29, 2004, the materials Banc of America Securities reviewed with Mr. Edelbrock at the November 18, 2003 and February 12, 2004 meetings (the "Preliminary Meetings") were customary "pitch books" which included general information regarding the qualification of Banc of America Securities to act as financial advisor to Mr. Edelbrock, general information regarding going private transactions and general observations about Edelbrock's historical financial performance and stock trading performance. The materials reviewed by Banc of America Securities with Mr. Edelbrock at the March 11, 2004 meeting (the "Organizational Meeting") were prepared for purposes of an organizational meeting with Mr. Edelbrock and included general information regarding going private transactions and an illustrative timetable for a potential going private transaction. Edelbrock and Mr. Edelbrock do not believe that this general information reviewed with Mr. Edelbrock at these meetings is material to the proposed transaction. The materials reviewed by Banc of America Securities with Mr. Edelbrock at these meetings were not valuations or appraisals of the value of Edelbrock or shares of Edelbrock common stock, did not reflect any opinion of Banc of America Securities as to the value of Edelbrock or shares of Edelbrock common stock and did not include any recommendation to Mr. Edelbrock with respect to any appropriate purchase price or the fairness of any potential transaction. Other than general information regarding going private transactions, the only information included in the materials reviewed with Mr. Edelbrock at these meetings that could be classified as being other than financial advisor qualification materials is described in response to comment 2 below. For these reasons, Edelbrock and Mr. Edelbrock believe that these materials are immaterial to the transaction.

        COMMENT 2. Provide us with a description of any materials Banc of America Securities presented to Mr. Edelbrock that could be classified as being outside the scope of the referenced financial advisor qualification materials. For example, describe the Banc of America Securities' analysis involving implied transaction statistics at various illustrative prices.

        Response: The following is a summary of the materials that Banc of America Securities reviewed with Mr. Edelbrock at the Preliminary Meetings and at the Organizational Meeting which could be classified as being other than financial advisor qualification materials. The materials that Banc of America Securities reviewed with Mr. Edelbrock at each meeting were substantially similar, with the analyses being updated to the most recent practicable date prior to the date of each meeting.

        General Information Regarding Going Private Transactions. Banc of America Securities reviewed with Mr. Edelbrock general information regarding going private transactions, including summaries of key steps in going private transactions, illustrative timetables and recent precedent transactions.



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Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
October 21, 2004
Page 3


        Analysis of Implied Transaction Statistics at Various Illustrative Purchase Prices. Banc of America Securities calculated the equity and enterprise values for Edelbrock implied by illustrative purchase prices per share of Edelbrock common stock selected to reflect premiums to the closing share price of Edelbrock common ranging from 0% to 40%. The illustrative purchase prices were not selected to indicate any appropriate purchase price for the proposed merger consideration. Based on the results of this analysis, Banc of America Securities calculated multiples of enterprise value to certain revenue and earnings metrics and the price per share to earnings per share ratio.

        Recent Selected Going Private Transaction Analysis. At the Preliminary Meetings, using publicly available information, Banc of America Securities reviewed the premium to prevailing market prices represented by the initial price offered in selected going private transactions of U.S. companies announced from January 1, 2001 through the most recent practicable date prior to the date of each Preliminary Meeting.

        Historical Stock Trading Performance. Banc of America Securities reviewed with Mr. Edelbrock the prices and trading volume at which Edelbrock common stock traded for the one-year period prior to the most recent practicable date prior to the date of each meeting and compared such trading history with the performance of Standard & Poor's 500 Index and indices comprised of selected companies in the vehicle component manufacturing industry.

        Selected Comparable Companies. At the Preliminary Meetings, Banc of America Securities compared certain financial information of Edelbrock with that of other companies in certain sectors of the vehicle component manufacturing industry, including, among other things, the median of several financial and leverage metrics (including multiples of enterprise value to certain revenue and earnings metrics and multiples of certain earnings metrics to certain debt metrics) and the price per share to earnings ratio.

        Precedent Transactions Analysis. Using publicly available information, Banc of America Securities reviewed several metrics from precedent transactions in the vehicle component manufacturing industry, including multiples of enterprise value to certain sales and earnings metrics and equity value to net income and book value.

PRELIMINARY PROXY MATERIALS

SUMMARY TERM SHEET, PAGE 1

        PURPOSE OF THE MERGER, PAGE 3

        COMMENT 3. We reissue prior comment no. 10. We were unable to locate the changes you indicated in your response to our comment. Our prior comment indicated that the



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Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
October 21, 2004
Page 4


summarized information in this section relates to why the special committee and the board deemed the merger consideration fair, not the purpose of the merger. Please advise.

        Response: The Staff's comment is duly noted. In response to the Staff's comment, the Preliminary Proxy Statement has been revised to focus on the purpose of the merger for the filing parties. See pages 3 and 28 of the Revised Preliminary Proxy Statement.

SPECIAL FACTORS, PAGE 19

BACKGROUND OF THE MERGER, PAGE 19

        COMMENT 4. Tell us why you believe the Concord Energy Consultant's letter was immaterial to the transaction.

        Response: Concord Energy Consultant's one-page letter demanded that Edelbrock's minority stockholders be treated fairly, including receiving a fair price for their stock. The letter was immaterial because it merely reiterated, in the form of a demand from a minority stockholder, the legal standard applicable to the proposed transaction under Delaware law. The parties and their respective representatives were familiar with the applicable Delaware legal standard and were seeking at every juncture to comply with that standard and would have acted in the same manner with or without Concord Energy's letter.

        COMMENT 5. On page 24, please expand the disclosure to further describe the valuation approaches preliminarily discussed.

        Response: As requested in the Staff's comment, the Preliminary Proxy Statement has been revised to disclose the nature of the general discussions between Kerlin Capital and Banc of America Securities. See page 24 of the Revised Preliminary Proxy Statement.

        COMMENT 6. Please quantify the real estate's higher market value as referenced on page 24. Explain why the real estate value was not adequately reflected in Edelbrock's stock price. Briefly explain the cost at which the real estate was being carried on Edelbrock's financial statements. Also, please explain why Kerlin Capital had not yet received the real estate appraisal data it requested on June 10, 2004.

        Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to further explain the real estate values as they relate to Edelbrock's stock price and the cost at which it was being carried on Edelbrock's financial statements. Also, Kerlin Capital has clarified why the real estate appraisal data had not yet been received as of the referenced date. See page 24 of the Revised Preliminary Proxy Statement.


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Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
October 21, 2004
Page 5


        COMMENT 7. Explain why Kerlin Capital received extracted summary information from the last of the outstanding real estate appraisals. For example, tell us why Kerlin received summaries of the real estate appraisals rather than the full appraisal reports. Define the "summary insurance replacement cost values" and explain how these values impacted the estimated value of the properties. Disclose the final estimated value attributed to the properties considered by Kerlin Capital.

        Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to further explain the use of the summary extracted appraisal information and to define the "summary insurance cost replacement values." See pages 26 to 27 of the Revised Preliminary Proxy Statement.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE, PAGE 40

COMPARABLE COMPANIES ANALYSIS, PAGE 43

        COMMENT 8. Define "outliers at the ends of the range" on page 45.

        Response: As requested in the Staff's comment, the Preliminary Proxy Statement has been revised to explain why Kerlin Capital deemed the inner quartile range more useful than absolute high and low data points and to revise the language "outliers at the ends of the range." See page 45 of the Revised Preliminary Proxy Statement.

ACCOUNTING COMMENTS

AGE OF FINANCIAL STATEMENTS AND WHERE STOCKHOLDERS CAN FIND MORE INFORMATION, PAGE 77

        COMMENT 9. Please revise the proxy statement to comply with financial statement updating requirements as set forth in Rule 3-12 of Regulation S-X. In this regard, amend the proxy statement to incorporate by reference your June 30, 2004 Annual Report on Form 10-K. The currently included incorporated filings (i.e., the June 30, 2004 Form 10-K and March 25, 2004 Form 10-Q) have been superseded by the filing of your June 30, 2004 Form 10-K.

        Response: In response to the Staff's comment, the Preliminary Proxy Statement has been revised to comply with the financial statement updating requirements as set forth in Rule 3-12 of Regulation S-X. In particular, Edelbrock's Annual Report on Form 10-K for the fiscal year ending June 30, 2004 has been incorporated by reference, and references to superseded filings have been eliminated. See page 77 of the Revised Preliminary Proxy Statement.



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Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
October 21, 2004
Page 6


        ACCOUNTANTS' REPORT

        COMMENT 10. We note your response to prior comment 40 that you believe the accountant's report has been included via the incorporation by reference of the applicable Form 10-K into the proxy statement. However, Instruction 5 to
Item 14 of the Schedule 14A specifically requires that one copy of the definitive proxy statement filed with us must include a signed copy of the accountant's report, even if the financial statements are incorporated by reference. A copy of the manually signed accountant's report should be retained for five years. See Rule 302 of Regulation S-T and the requirements of Rule 12b-11 of the Exchange Act Rules.

        Response: The Staff's comment is duly noted. In compliance with the Staff's comment, Edelbrock will file a signed copy of the accountant's report with the definitive proxy statement.

CLOSING COMMENTS

        Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable form the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

        Please direct any questions regarding the accounting comments to Beverly Singleton, Staff Accountant, at (202) 942-1912, or in her absence, to Linda Cvrkel, Review Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-2920.



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Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
October 21, 2004
Page 7


        Response: We believe we have revised the Preliminary Proxy Statement and
Schedule 13E-3 in accordance with the Staff's comments. If you have any questions regarding the revised filings, please do not hesitate to contact me at
(213) 243-2521, or by facsimile at (213) 243-2539.

                                               Sincerely,


                                               /s/ Esme C. Smith

                                               Esme C. Smith

cc:     Mr. Jeffrey L. Thompson
        Mr. Aristedes T. Feles
        Mr. William K. Doyle
        Mr. Benjamin C. Sexton
        Mr. Craig L. Lawson
        Robert T. Clarkson, Esq.
        Sean M. McAvoy, Esq.
        John W. Edwards, II, Esq.
        Samuel A. Nolen, Esq.
        Marc L. Brown, Esq.
        Michael V. Gisser, Esq.
        John R. Light, Esq.
        Ann H. Woo, Esq